

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Tobias L. Knapp, Esq.
O'Melveny & Myers LLP
Times Square Tower
Seven Times Square
New York, NY 10036

> **Re: Taronis Fuels, Inc.**
> **PREC14A filed by Taronis Fuels, Inc.**
> **Filed February 26, 2021**
> **File No. 000-56101**

Dear Mr. Knapp:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

<u>General</u>

1. It has come to our attention that the Company appears to have issued over two million shares during the month of February. A Form 8-K filed by the Company on March 3 discloses the issuance, altogether, of 410,000 shares during the month of February. A Form 8-K filed by the Company on March 4 discloses the issuance of an additional 394,068 shares, though it is unclear whether such shares were issued in late February or early March. Please advise us as to whether all share issuances during February requiring disclosure pursuant to Item 3.02 of Form 8-K have been disclosed.

2. Please clearly disclose that fixing a proper record date for the consent solicitation is a matter of dispute between the parties. As it appears that Mr. Wetherald may have a legitimate legal argument that February 12 is the record date for the consent solicitation, please revise conclusory statements such as "[Mr. Wetherald's consent statement] *express[ed] incorrectly* that an earlier record date with respect to the consent solicitation had been established" (emphasis added).

3. We note that the Company has yet to hold its first annual meeting, and it does not appear that any annual meeting has been scheduled for 2021. In light of this, please explain how shareholders should interpret the shareholder proposal deadlines set out on page 34. Please also refrain from using the phrase "duly elected" when characterizing your current directors.

4. We note, in various parts of the filing, disclosure regarding the investigation into possible breaches of fiduciary duties by Ms. Thompson and Mr. Welo. Please disclose what the investigation has revealed to this point and when the Company intends to conclude the investigation.

5. We note the filing contains multiple characterizations of the fraudulent accounting allegations raised by Ms. Thompson and Mr. Welo as being "unsubstantiated." Please provide support for such characterization, or remove it.

6. Please provide the consent revocation card in preliminary form.

Reasons to Reject the Activist Consent Proposals, page 3

7. We note the following disclosure on page 3: "The Company has reason to believe that the Nominees will materially alter the Company's strategic direction to deemphasize investments in and growth of the Company's proprietary technology, MagneGas, which the Board believes is a market differentiator." The same statement appears on page iii. Please provide support for this statement.

Background of the Consent Solicitation, page 6

8. We note the following disclosure on page 6: "In connection with Mr. Wetherald's investment he required the Company to agree to certain additional covenants, including the request to remove the "staggered board" structure." With a view toward revised disclosure, please explain the meaning of this statement in light of the fact that Mr. Wetherald's consent solicitation effort, which the Company opposes, includes an attempt to remove the staggered board structure.

9. Conflicting disclosure appears on page 9 with respect to the Schedule 13D amendment filed by Wetherald, Welo and Thomson. Please revise to remove the discrepancies.

10. Please disclose the fact that Mr. Mahoney was appointed as interim CFO at the December 18 board meeting.

The Consent Procedure, page 12

11. We note the following disclosure on page 12: "Under Section 228 of the Delaware General Corporation Law, the Activist Consent Proposals will become effective if valid, unrevoked consents signed by the holders of a majority of the shares of Common Stock outstanding as of the Record Date, as certified by the independent inspector of election, are delivered to the

Company in the manner required by Delaware law *within 60 days of the earliest dated consent delivered to the Company*. Wetherald and Welo delivered to the Company a signed written consent on February 12, 2021. The Board has set the Record Date at March 4, 2021, which means that valid, unrevoked consents signed by the holders of a majority of the shares of Common Stock outstanding as of the Record Date must be delivered no later than May 3, 2021, which is the date that is 60 days following the Record Date" (emphasis added). The foregoing description appears to be inconsistent. Please revise or advise.

Our Board of Directors and Governance Matters, page 15

12. We note the following statement on page 20: "A copy of the Whistleblower Policy will be posted on our website at a future time." Please provide more specific disclosure regarding the timing of such posting.

Executive Compensation, page 25

13. Please fix the formatting in the chart on page 25 so that it clearly discloses Mary Pat Thomson's compensation for 2020. Also, with respect to her total compensation, please indicate, by way of a footnote or otherwise, that the vast majority of such amount consisted of her stock award compensation, which was cancelled, as footnote 12 reveals.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-8094 with any questions.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions